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                            March 3, 2023

       Richard Tyrrell
       Chief Executive Officer
       Cool Company Ltd.
       2nd floor, S.E. Pearman Building
       9 Par-la-Ville Road
       Hamilton HM11
       Bermuda

                                                        Re: Cool Company Ltd.
                                                            Registration
Statement on Form 20-F
                                                            Filed February 14,
2023
                                                            File No. 001-41625

       Dear Richard Tyrrell:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 20-F filed February 14, 2023

       Interim Financial Statements - Cool Company Limited
       Note 2 - Basis of Preparation and Summary of Significant Accounting Policies, page F-42

   1. We note that you have made some revisions to the interim equity statement on page F-38 in response to prior
comment 5, reflecting some combinations or recharacterizations of amounts while
retaining the roll-forward approach, in reconciling between the predecessor and
successor accounts. Please further revise your statement to address the following points.

                                                              The statement
reflects both misplaced and missing single and double underscores, which should be
used to indicate wherever summations are being made, to partition
 Richard Tyrrell
Cool Company Ltd.
March 3, 2023
Page 2
           between the group and the group total, and to indicate where final totals are being presented.

             You have used footnotes 3, 4 and 5 to indicate the number of shares associated with certain transactions, although your notations do not fully reconcile to the ending balance expressed in footnote 6. Tell us how you considered presenting a separate column within the statement to report share activity alongside the associated monetary details as an alternative to commentary in the footnotes, and revise as necessary to include the missing details.

             Please clarify whether the adjustments identified as "Deconsolidation of lessor
           VIEs" are similar to the adjustments for "Cancellation of Parent   s
equity," in
           representing adjustments that are necessary to record the disposition from the standpoint of Golar LNG and to reconcile between the predecessor and successor entities, and if so reposition the first of these so that both line items follow the
           "Combined carve-out predecessor balance upon disposal" line item, and preceding the accounts and activity that pertain to the successor.

             As the amounts in the line item "Consolidated successor balance upon acquisition"
           appears to be limited to the recognition of the minority interest by the successor, please choose a caption that is more clearly representational of the amounts.

             Please include a line item to represent the equity accounts of the successor just prior to the acquisition.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or
Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg,
Special Counsel, at (202) 551-3707 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                             Sincerely,
FirstName LastNameRichard Tyrrell
                                                             Division of
Corporation Finance
Comapany NameCool Company Ltd.
                                                             Office of Energy &
Transportation
March 3, 2023 Page 2
cc:       James A. McDonald, Esq.
FirstName LastName